March 7, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: William H. Thompson, Accounting Branch Chief

Office of Consumer Products

Re: China Recycling Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 13, 2018

Responses Dated March 5, 2019

File No. 1-34625

Dear Mr. Thompson:

China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated March 6, 2019 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

1.	Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1.	We reviewed your response to comment 1 in our letter dated February 28, 2019. We did not communicate any position regarding the classification of the modified lease. As previously requested, please explain to us why accounting for the modified lease as an operating lease is appropriate.

Response: The Company has reconsidered the modified lease, and concluded it is not an operating lease, but is a sales-type lease because it has bargain purchase option. However, since the rental payment is variable and depending on actual electricity generated, it is a contingent rental income, and accordingly, the future net investment receivable as of the lease modification date will be written off.

Response Dated February 22, 2019

2.	We reviewed your response to comment 2 in our letter dated February 28, 2019. We understand that the impairment charge was classified as non-operating expense. However, it appears the impairment charge should be classified as an operating expense. As previously requested, please tell us your basis for classifying the “Impairment loss of net investment receivable” as a non-operating expense.

Response: we will record the impairment loss of net investment receivable as operating expense.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer, P.C.

Very truly yours,

/s/ Guohua Ku
Guohua Ku
Chief Executive Officer China Recycle Energy Corporation